Exhibit 99.2

TRADING DATA

The following table sets forth all transactions with respect to Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Shares, inclusive of any transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of Common Shares effected in the open market.

Trade Date	Reporting Person Effecting Transaction	Type of Security	Buy/Sell	Quantity	Price ($)(1)
9/13/2024	Mithaq Capital SPC	Common Shares	Buy (2)	250,000	$10.00

(1) Prices rounded to the nearest cent.

(2) Acquired by the exercise of Mithaq Capital SPC of 2,500 previously acquired call options to purchase 250,000 Common Shares in the aggregate, at a strike price of $10.00 per Common Share.